Via Facsimile and U.S. Mail
Mail Stop 6010

February 20, 2007

Mr. Peter E. Jokiel
Executive Vice President and
Chief Financial Officer
Specialty Underwriters' Alliance, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Re: Specialty Underwriters' Alliance, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2005
          Filed March 6, 2006
          File No. 000-50891

Dear Mr. Jokiel:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                    Sincerely,

                                    Jim Atkinson
                                    Accounting Branch Chief